SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For April 27, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on April 27, 2009.

PRESS RELEASE	Amsterdam, 27 April 2009
ING Group AGM adopts 2008 Annual Accounts
The annual General Meeting of ING Groep N.V. today adopted the 2008 Annual Accounts and declared a total dividend for 2008 of EUR 0.74 per (depositary receipt for an) ordinary share. Taking into account the interim dividend of EUR 0.74 made payable in August 2008, no final dividend will be paid out for 2008.
In addition, the AGM approved the appointment of Jan Hommen and Patrick Flynn as new members of the Executive Board, in their respective roles as chairman and chief financial officer.
The AGM also appointed Tineke Bahlmann, Jeroen van der Veer and Lodewijk de Waal to the Supervisory Board. Tineke Bahlmann and Lodewijk de Waal were recommended for appointment by the Dutch State as a consequence of the transaction between ING Group and the State which became effective on 12 November 2008. As a State nominee, Tineke Bahlmann will replace Peter Elverding who will succeed Jan Hommen as Chairman of the Supervisory Board. The required approvals were obtained from the Dutch Central Bank at an earlier stage. In addition, Godfried van der Lugt has been reappointed to the Supervisory Board.
As announced on 19 March 2009, Eric Bourdais de Charbonnière and Wim Kok have retired from the Supervisory Board as of today, reaching or having reached the age of 70. Wim Kok would have retired from the Supervisory Board in 2008 reaching the age of 70 during that year. However, having been appointed chairman of the Audit Committee, he remained in office one extra year.
After the AGM, the Supervisory Board of ING Group consists of:

Peter Elverding, Chairman	Harish Manwani
Tineke Bahlmann	Aman Mehta
Henk Breukink	Joan Spero
Peter Elverding	Jackson Tai
Claus Dieter Hoffmann	Jeroen van der Veer (effective 1 July 2009)
Piet Hoogendoorn	Karel Vuursteen
Piet Klaver	Lodewijk de Waal
Godfried van der Lugt
Press enquiries
Carolien van der Giessen, ING Group
+31 20 541 6522
Carolien.van.der.Giessen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 125,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: April 27, 2009